UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Penwest Pharmaceuticals Co.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

709754105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 263,932
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 263,932
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,551
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 264,551
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,641
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 220,641
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,891
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 443,891
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 252,171
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 252,171
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 736,744
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 736,744
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 708,442
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 708,442
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,445,186
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,445,186
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,445,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON DAVID LOHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON EUGENE I. DAVIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 709754105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 263,932 Shares owned by ALS Fund is $1,728,768, including brokerage commissions.  The Shares owned by ALS Fund were acquired with partnership funds.

The aggregate purchase price of the 220,641 Shares owned by ALS Fund II is $2,676,802 including brokerage commissions.  The Shares owned by ALS Fund II were acquired with partnership funds.

The aggregate purchase price of the 252,171 Shares owned by ALS Fund II QP is $2,848,082, including brokerage commissions.  The Shares owned by ALS Fund II QP were acquired with partnership funds.

The aggregate purchase price of the 264,551 Shares owned by ALS Fund Offshore is $1,732,779, including brokerage commissions.  The Shares owned by ALS Fund Offshore were acquired using its working capital.

The aggregate purchase price of the 443,891 Shares owned by ALS Fund II Offshore is $4,402,806, including brokerage commissions.  The Shares owned by ALS Fund II Offshore were acquired using its working capital.

Item 4 is hereby amended to add the following:

The Reporting Persons believe that the Issuer’s board of directors (the “Board”) did not act in the best interests of the Issuer’s stockholders in approving the terms of the Issuer’s recent private placement.  Consequently, ALS Fund is re-evaluating its director nominations for election to the Board.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 31,554,577 Shares outstanding, as calculated by the 23,413,977 Shares outstanding, which is the total number of Shares outstanding as of November 2, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 8, 2007 and the 8,140,600 Shares issued pursuant to a Securities Purchase Agreement as reported in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 6, 2008.

As of the close of business on March 13, 2008, ALS Fund, ALS Fund II and ALS Fund II QP beneficially owned 263,932 Shares, 220,641 Shares and 252,171 Shares, respectively, each constituting less than one percent of the Shares outstanding, respectively.  As the general partner of each of ALS Fund, ALS Fund II and ALS Fund II QP, Candens Capital may be deemed to beneficially own the 736,744 Shares collectively owned by ALS Fund, ALS Fund II and ALS Fund II QP, constituting approximately 2.3% of the Shares outstanding.

As of the close of business on March 13, 2008, ALS Fund Offshore and ALS Fund II Offshore beneficially owned 264,551 Shares and 443,891 Shares, respectively, constituting approximately less than one percent and 1.4% of the Shares outstanding, respectively.  As the investment manager of each of ALS Fund Offshore and ALS Fund II Offshore, Accipiter Management may be deemed to beneficially own the 708,442 Shares collectively owned by ALS Fund Offshore and ALS Fund II Offshore, constituting approximately 2.2% of the Shares outstanding.

CUSIP NO. 709754105

As the managing member of each of Accipiter Management and Candens Capital, Mr. Hoffman may be deemed to beneficially own 1,445,186 Shares collectively owned by the Accipiter Entities, constituting approximately 4.6% of the Shares outstanding.

Neither of Messrs. Lohman and Davis directly owns any Shares nor have they entered into any transactions in the Shares since the filing of the Schedule 13D.  Each of Messrs. Lohman and Davis as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 1,445,186 Shares owned by the Accipiter Entities.  Each of Messrs. Lohman and Davis disclaims beneficial ownership of such Shares.

(b)           By virtue of his positions with Accipiter Management and Candens Capital, Mr. Hoffman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer’s securities effected since the filing of the Schedule 13D.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Effective March 13, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 709754105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2008	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II, LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (QP), LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CUSIP NO. 709754105

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

/s/ David Lohman
DAVID LOHMAN

/s/ Eugene I. Davis
EUGENE I. DAVIS

CUSIP NO. 709754105

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($U.S.)	Date of Purchase/Sale

ACCIPITER LIFE SCIENCES FUND, LP
(2,358)	2.9050	3/11/2008
(6,434)	2.9399	3/11/2008
(23,225)	2.7570	3/11/2008
(1,760)	2.8427	3/12/2008
(29,015)	2.8815	3/12/2008
(10,253)	2.8711	3/12/2008
(38,130)	2.6755	3/13/2008
(22,748)	2.7028	3/13/2008
(157,890)	2.6718	3/13/2008

ACCIPITER LIFE SCIENCES FUND II, LP
(1,078)	2.9050	3/11/2008
(2,941)	2.9399	3/11/2008
(10,616)	2.7570	3/11/2008
(804)	2.8427	3/12/2008
(13,263)	2.8815	3/12/2008
(4,686)	2.8711	3/12/2008

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD
(2,364)	2.9050	3/11/2008
(6,448)	2.9399	3/11/2008
(23,280)	2.7570	3/11/2008
(1,764)	2.8427	3/12/2008
(29,082)	2.8815	3/12/2008
(10,277)	2.8711	3/12/2008
(38,220)	2.6755	3/13/2008
(22,802)	2.7028	3/13/2008
(158,260)	2.6718	3/13/2008

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD
2,168	2.9050	3/11/2008
5,916	2.9399	3/11/2008
21,358	2.7570	3/11/2008
1,618	2.8427	3/12/2008
26,682	2.8815	3/12/2008
9,428	2.8711	3/12/2008

CUSIP NO. 709754105

ACCIPITER LIFE SCIENCES FUND II (QP), LP
(1,232)	2.9050	3/11/2008
(3,361)	2.9399	3/11/2008
(12,133)	2.7570	3/11/2008
(919)	2.8427	3/12/2008
(15,158)	2.8815	3/12/2008
(5,356)	2.8711	3/12/2008

CANDENS CAPITAL, LLC
None

ACCIPITER CAPITAL MANAGEMENT, LLC
None

GABE HOFFMAN
None

DAVID LOHMAN
None

EUGENE I. DAVIS
None